UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

    Application for Deregistration of Certain Registered Investment Companies

I.   General Identifying Information

     1.   Reason  fund  is  applying  to   deregister   (check  only  one;   for
          descriptions, see Instruction 1 above):

          [ ] Merger

          [X] Liquidation

          [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ] Election  of status as a Business  Development  Company  (Note:
              Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund: The Aronhalt Trust.

     3.   Securities and Exchange Commission File No.: 811-10483

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [X]      Initial Application.               [  ]     Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          13 Eavenson Way
          Glen Mills, PA 19342

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Michael J. Meaney, Esq.
          McDonald, Hopkins, Burke & Haber Co., L.P.A.
          2100 Bank One Center
          600 Superior Avenue, E.
          Cleveland, Ohio  44114-2653

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 3.1a-2]:

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          Aronhalt Capital Management, Inc.
          13 Eavenson Way
          Glen Mills, PA  19342

          Mutual Shareholder Services
          8869 Brecksville Road
          Brecksville, OH  44141

     8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]  Unit investment trust; or

          [ ]  Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [X]      Open-end                  [  ]     Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          Delaware

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Aronhalt Capital Management, Inc.
          13 Eavenson Way
          Glen Mills, PA  19342

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          None

     13.  If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [  ]     Yes                                [X]      No

          If Yes, for each UIT state:

                           Name(s):

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                           File No.:        811-_____

                           Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]      Yes                       [  ]     No

          If Yes, state the date on which the board vote took place:

          April 15, 2002

          If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [  ]      Yes
          [X]       No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain:  Shareholder approval not required.

II.  Distribution to Shareholders

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]      Yes                                [  ]     No

          (a)  If Yes, list the date on which the fund made those distributions:

               May 23, 2002 and June 25, 2002

          (b)  Were the distributions made on the basis of net assets?

               [X]      Yes                       [  ]     No

          (c)  Were the distributions made pro rata based on share ownership?

               [X]      Yes                       [  ]     No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

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          (e)  Liquidations only:
               Were any distributions to shareholders made in kind?

               [X]      Yes                       [  ]     No

               If  Yes,   indicate  the  percentage  of  fund  shares  owned  by
               affiliates, or any other affiliation of shareholders:

               100%

     17.  Closed-end funds only:
          Has the fund issued senior securities?

          [  ]     Yes                                [  ]     No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X]      Yes                                [  ]     No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed:

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [  ]     Yes                                [X]      No

III. Assets and Liabilities

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [  ]     Yes                                [X]      No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

               [  ]     Yes                                [  ]     No

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     21.  Does the fund  have any  outstanding  debts  (other  than  face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [  ]     Yes                                [X]      No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request for Deregistration

     22.  (a)  List the expenses  incurred  in  connection  with the  Merger  or
          Liquidation:

               (i)  Legal expenses:

               (ii) Accounting expenses:

               (iii) Other expenses (list and identify separately):

               (iv) Total  expenses  (sum  of  lines  (i)-(iii)  above):   Total
                    expenses in the amount of approximately $5,000 have been or will be paid by the Fund's investment adviser. No such expenses have been or will be paid by the Fund or its shareholders.

          (b)  How were those expenses allocated?

               No allocation was made.

          (c)  Who paid those expenses?

               Aronhalt Capital Management, Inc.

          (d)  How did the fund pay for unamortized expenses (if any)?

               There were no unamortized expenses.

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [  ]     Yes                                [X]      No

V.   Conclusion of Fund Business

     24.  Is the fund a party to any litigation or administrative proceeding?

          [  ]     Yes                                [X]      No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [  ]     Yes                                [X]      No

          If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

     26.  (a)  State the name of the fund surviving the Merger:

          (b) State the Investment Company Act file number of the fund surviving the Merger:

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Aronhalt Trust, (ii) he or she is the Chairman of The Aronhalt Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                               /s/ Craig T. Aronhalt
                                               ---------------------
                                               Craig T. Aronhalt